Exhibit 4.4

HEALTHCARE TRIANGLE, INC.

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following is a description of the common stock of Healthcare Triangle, Inc. (the “Company,” “we,” “our,” or “us”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following summary description is based on the provisions of our certificate of incorporation, our bylaws and the applicable provisions of the Delaware General Corporation Law. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the applicable provisions of our certificate of incorporation and our bylaws, which are filed as exhibits to this Annual Report on Form 10-K, of which this Exhibit 4.4 is a part, and are incorporated by reference herein. We encourage you to read our certificate of incorporation. our bylaws and the applicable provisions of the Delaware General Corporation Law for more information.

General

The following description is a summary, does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation, as amended, and our bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part and are incorporated by reference into this prospectus.

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to 110,000,000 shares of capital stock, of which 100,000,000 are shares of Common Stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, $0.00001 par value, of which 20,000 have been designated as Series A Super Voting Preferred Stock, $0.00001 par value (the “Series A Super Voting Preferred Stock”). As of March 18, 2024, there were 4,649,909 shares of our Common Stock outstanding and 6,000 shares of our Series A Super Voting Preferred Stock outstanding.

Common Stock

The holders of our Common Stock are entitled to the following rights:

Voting Rights. Our Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, all elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Dividends. The holders of our Common Stock are entitled to receive dividends if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution, or winding up, holders of our Common Stock will be entitled to share rateably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of our preferred stock.

Rights and Preferences. Holders of our Common Stock have no pre-emptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to our Common Stock.

Fully Paid and Nonassessable. All of our outstanding shares of our Common Stock are, and the shares of our Common Stock to be issued in this offering will be, fully paid and nonassessable.

Exclusive Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage lawsuits against us or our directors or officers. Our Certificate of Incorporation also provides that this choice of forum provision does not apply to claims arising under federal securities laws.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction; or

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock.

DESCRIPTION OF PREFERRED STOCK

This section describes the general terms and provisions of our Series A Super Voting Preferred Stock.

As of March 18, 2024, we have designated 20,000 shares of preferred stock as Series A Super Voting Preferred Stock, of which 6,000 shares are issued and outstanding.

We will fix the rights, preferences, privileges, and restrictions of the preferred stock of each series in the certificate of designations relating to that series. We will incorporate by reference as an exhibit to the registration statement that includes this prospectus the form of any certificate of designations that describes the terms of the series of preferred stock we are offering before the issuance of the related series of preferred stock.

Section 242 of DGCL provides that the holders of each class or series of stock will have the right to vote separately as a class on certain amendments to our certificate of incorporation, as amended, that would affect the class or series of preferred stock, as applicable. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Series A Super Voting Preferred Stock

The following is a summary of the terms of our Series A Super Voting Preferred Stock

Voting Rights. Each share of our Series A Super Voting Preferred Stock entitles its holder to 1,000 votes per share and votes with our Common Stock as a single class on all matters to be voted or consented upon by the stockholders.

Dividend Rights. The holders of our Series A Super Voting Preferred Stock are not entitled to any dividend rights.

Liquidation Rights. The holders of our Series A Super Voting Preferred Stock are not entitled to any liquidation preference.

Other Matters. The holders of our Series A Super Voting Preferred Stock have no subscription, redemption or conversion privileges and are not subject to redemption. Our Series A Super Voting Preferred Stock does not entitle its holders to pre-emptive rights. All of the outstanding shares of our Series A Super Voting Preferred Stock are fully paid and non-assessable.

Our Board also has the authority to issue up to 9,980,000 additional shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations, or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

While we do not currently have any plans for the issuance of any additional preferred stock, the issuance of additional preferred stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the Common Stock until the Board determines the specific rights of the holders of the preferred stock; however, these effects may include:

●	Restricting dividends on the Common Stock;

●	Diluting the voting power of the Common Stock;

●	Impairing the liquidation rights of the Common Stock; or

●	Delaying or preventing a change in control of the Company without consent of the stockholders

DESCRIPTION OF THE SENIOR SECURED 15% ORIGINAL ISSUE DISCOUNT CONVERTIBLE PROMISSORY NOTES

On December 28, 2023, the Company entered into the Securities Purchase Agreement with the Investor, pursuant to which the Company agreed to issue to the Investor, in the Private Placement, Senior Secured 15% Original Issue Discount Convertible Promissory Notes in the aggregate principal amount of up to $5,200,000 which will result in gross proceeds to the Company in the amount of up to $4,420,000 due to the original issue discount, and warrants to purchase a number of shares of the Company’s common stock equal to 50% of the face value of the Notes divided by the volume weighted average price, in three tranches. The Securities Purchase Agreement contains customary representations and warranties by the Company and, additional closings are subject to additional closing conditions detailed in the transaction documents.

The Notes have a collective original principal amount of $5,200,000 for which the Investor will give consideration of $4,420,000, reflecting an original issue discount of $780,000. The Notes will be issued in three tranches, consisting of principal amounts of $2,000,000, $1,000,000, and $2,200,000, and gross proceeds to the Company of $1,700,000, $850,000 and $1,870,000, respectively, due to the original issue discount. The obligation of Investor to invest in each Note is subject to various closing conditions. There can be no assurance that those conditions will be met or that the Investor will make each of the investments at the maximum principal amounts specified in the preceding sentence or at any amount.

The First Tranche Note, as issued, matures 18 months after its issuance on December 28, 2023, and does not bear any interest unless an event of default occurs, in which case the First Tranche Note will bear interest at an annual rate of 18%, and is convertible into shares of the Common Stock at an initial conversion price equal to $3.44688, provided that if an event of default has occurred and is continuing without cure, the conversion price will be the lesser of (i) $3.44688, (ii) 95% of the average of the three lowest daily volume weighted average prices of the common stock during the 20 trading days immediately preceding the notice of conversion of the First Tranche Note, and (iii) 80% of the lowest daily volume weighted average price in the 10 trading days immediately preceding the applicable conversion date, subject to adjustment as further specified in the First Tranche Note. The 11,111,112 Shares of Common Stock that we have registered here include and represent 300% of the maximum number of shares of common stock potentially issuable upon conversion of the First Tranche Note, which is based on and calculated on the basis of the floor price of $0.54, as governed by the First Tranche Note.

DESCRIPTION OF THE COMMON STOCK PURCHASE WARRANTS

As described above, the Private Placement consists of up to three tranches. For each tranche, the Investor will purchase warrants to purchase a number of shares of the Company’s common stock equal to 50% of the face value of the Notes divided by the volume weighted average price.

On December 28, 2023, the first tranche of funding closed and, in connection therewith, the Company issued Warrants to purchase up to an aggregate of 357,500 Warrant Shares (the “First Tranche Warrants”) to the Investor.

Set forth below is a description of the First Tranche Warrants. The terms of the Second Tranche Warrants and the terms of the Third Tranche Warrants will be substantially identical to the terms of the First Tranche Warrants.

First Tranche Warrants

Duration and Exercise Price

The First Tranche Warrants have an initial exercise price of $3.44688 per share. The First Tranche Warrants are immediately exercisable upon issuance and are exercisable for five years after the date of issuance. The exercise price and number of shares of Common Stock issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our shares of Common Stock. Except for certain exceptions, the exercise price is also subject to adjustment in the event of subsequent equity sales by the Company at a price less than the then current exercise price of the First Tranche Warrant.

Exercisability

The First Tranche Warrants are exercisable, at the option of the holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). The holder (together with its affiliates) may not exercise any portion of the holder’s First Tranche Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding shares of Common Stock after exercising the holder’s First Tranche Warrant up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the First Tranche Warrant.

Cashless Exercise

In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the First Tranche Warrant.

Fundamental Transactions

In the event of any fundamental transaction, as described in the First Tranche Warrant and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our shares of Common Stock, then upon any subsequent exercise of a First Tranche Warrant, the holder will have the right to receive as alternative consideration, for each share of Common Stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of Common Stock of the successor or acquiring corporation or of our Company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of Common Stock for which the First Tranche Warrant is exercisable immediately prior to such event.

Transferability

In accordance with its terms and subject to applicable laws, the First Tranche Warrant may be transferred at the option of the holder upon surrender of the First Tranche Warrant to us together with the appropriate instruments of transfer and payment of funds sufficient to pay any transfer taxes (if applicable).

Fractional Shares

No fractional shares of Common Stock will be issued upon the exercise of the First Tranche Warrant. Rather, the number of shares of Common Stock to be issued will, at our election, either be rounded down to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market

There is no established trading market for the First Tranche Warrants, and we do not expect a market to develop. We do not intend to apply for a listing for the First Tranche Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the First Tranche Warrant will be limited.

Rights as a Shareholder

Except as otherwise provided in the First Tranche Warrants or by virtue of the holders’ ownership of shares of Common Stock, the holders of First Tranche Warrants do not have the rights or privileges of holders of our shares of Common Stock, including any voting rights, until such First Tranche Warrant holders exercise their warrants.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is VStock Transfer, LLC. The address for VStock Transfer, LLC is 18 Lafayette Pl, Woodmere, NY 11598, and the telephone number is (212) 828-8436.

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